Sun Life Financial declares quarterly dividend on Common and Preferred Shares

TORONTO – (August 4, 2010) – The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a quarterly shareholder dividend of $0.36 per common share, payable September 30, 2010 to shareholders of record at the close of business on August 25, 2010. This is the same amount as paid in the previous quarter.

The Board of Directors of Sun Life Financial Inc. also announced the following quarterly dividends on its Class A Non-Cumulative Preferred Shares, payable on September 30, 2010 to shareholders of record at the close of business on August 25, 2010: $0.296875 per Series 1 share; $0.30 per Series 2 share; $0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per Series 5 share.

The Board also announced a quarterly dividend on its Class A Non-Cumulative Rate Reset Preferred Shares, also payable on September 30, 2010 to shareholders of record at the close of business on August 25, 2010: $0.375 per Series 6R share; and $0.38137 per Series 8R share.

Dividends payable on September 30, 2010 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares issued from treasury at a 2% discount to the volume weighted average market price determined in accordance with the Plan. This discount does not apply to common shares acquired by participants through the optional cash purchase feature of the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of $434 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com